Total Logistics, Inc.
North Water Street, Suite 1200
Milwaukee, Wisconsin 53202

_________________

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement (the “Information Statement”) is being mailed on or about January 10, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the holders of the Common Stock of Total Logistics, Inc. (the “Company”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

        The Schedule 14D-9 relates to the cash tender offer by Titan Acquisition Corp. (“Offeror”), a Wisconsin corporation and a direct, wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated January 7, 2005, filed with the U.S. Securities and Exchange Commission (“SEC”), to purchase all of the outstanding shares of Common Stock of the Company at a price of $28.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal.

        You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”). The Merger Agreement requires the Company to cause Parent’s designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, Offeror commenced the Offer on January 7, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 4, 2005, unless the Offer is extended.

        The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Offeror and the Parent’s Designees (as defined below) has been furnished by either Parent or Offeror, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

        The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on January 4, 2004, 5,391,864 Shares (excluding restricted Shares) were issued and outstanding, 18,849 restricted Shares were issued and outstanding, no Shares were held by the Company in its treasury and 279,000 Shares were reserved for issuance under the Total Logistics, Inc. 1998 Equity Incentive Plan, as amended (the “Incentive Plan”). The Board currently consists of seven members. Each director holds office for a one-year term and until such director’s successor is duly elected and qualified or until such director’s earlier resignation or removal.

Right to Designate Directors; the Offeror Designees

        Pursuant to the Merger Agreement, subject to applicable law and to the extent permitted by Nasdaq, promptly upon the acceptance for payment of any Shares by Offeror pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (“Parent’s Designees”), as will give Parent representation on the Board equal to the product of (a) the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by (b) the percentage that the number of Shares beneficially held by Parent or Offeror (including Shares accepted for payment) bears to the total number of Shares outstanding. In furtherance thereof and subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company will take all actions necessary to cause Parent’s Designees to be elected or appointed to the Board, including by increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy applicable Nasdaq listing requirements). Subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company will cause individuals designated by Parent to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence) to be on (a) each committee of the Board and (b) each board of directors and each committee thereof of each subsidiary of the Company. The Company’s obligation to appoint the designees is subject to compliance with Section 14(f) of the Exchange Act. The Company is required to take all actions required by Section 14(f) and Rule 14f-1 of the Exchange Act in order to fulfill the foregoing obligations.

        Notwithstanding the foregoing, the Merger Agreement requires that until the Effective Time, the Company shall cause the Board to have at all times at least two directors (and each committee of the Board at least one member) who are directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, shareholders or employees of Parent or any of its subsidiaries (the “Independent Directors”).

        The Merger Agreement further requires that until the Effective Time, the approval of a majority of the Independent Directors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action hereunder by Parent or Offeror and any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any action to seek to enforce any obligations of Parent or Offeror under the Merger Agreement or any other action by the Board under or in connection with the Merger Agreement.

        Parent has informed the Company that it will choose its designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company’s shareholders together with the Schedule 14D-9. Offeror has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

        Parent has advised the Company that to the best knowledge of Parent, none of the persons listed in Schedule I currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed in the Offer to Purchase. None of the persons listed in Schedule I has any family relationship with any director or executive officer of the Company.

        Parent has advised the Company that none of the persons listed in Schedule I to the Offer to Purchase has during the last five years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Members of the Board of Directors

        The names of the Company’s current directors and certain information about them, as of December 31, 2004, are set forth below. As indicated above, some of the current directors may resign promptly following the purchase of Shares by Offeror pursuant to the Offer.

        John A. Becker, 62, has been a director of the Company since May 2000. Mr. Becker served as President and then as Vice Chairman and Chief Operating Officer of Firstar Corporation (bank holding company) from January 1990 until his retirement in December 1999. Mr. Becker is also a director of Northwestern Mutual Trust Company and Marquette University.

        Nicholas F. Brady, 74, has been a director of the Company since March 1998. Mr. Brady has served as Chairman of the Board of Choptank Partners, Inc. (formerly Darby Advisors, Inc.) since February 1993; Chairman of Darby Overseas Investments, Ltd. since February 1994; and as Secretary of the United States Department of Treasury from September 1988 until January 1993. Mr. Brady is also a director of Amerada Hess Corporation, various Templeton mutual funds and Weatherford International, Inc.

        William T. Donovan, 53, has been a director of the Company since December 1997, and has served as President and Chief Executive Officer of the Company since July 2000. Mr. Donovan also served as Chief Financial Officer of the Company from December 1997 to December 2003 and as Chairman of the Company from December 1997 to July 2000. Mr. Donovan was a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin from 1980 to 1998. Mr. Donovan is also a director of Grey Wolf, Inc.

        William H. Lacy, 60, has been a director of the Company since February 2000. Mr. Lacy served as Chairman and Chief Executive Officer of Mortgage Guaranty Insurance Corporation, a subsidiary of MGIC Investment Corporation (private mortgage insurance), located in Milwaukee, Wisconsin from 1996 to 1999 and as its President from 1987 to 1996. Mr. Lacy also served as Chairman and Chief Executive Officer of MGIC Investment Corporation located in Milwaukee, Wisconsin from 1987 to 1999. Mr. Lacy is also a director of Johnson Controls, Inc. and Ocwen Financial Corporation.

        David J. Lubar, 50, has been a director of the Company since November 1997 and was Chairman of the Company from July 2000 until October 2003. Prior thereto, he served as President of the Company since December 1997. Mr. Lubar has been a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin since 1983.

        Cyriel Godderie, 59, has been a director of the Company since July 2003. Mr. Godderie has been the Chairman and Chief Executive Officer of the temperature-controlled logistics operations of ProLogis since October 2002. Prior to that, he served as Chairman and Chief Executive of CS Integrated, LLC. Mr. Godderie was recommended as a director nominee by the Company’s Chief Executive Officer.

        Sheldon B. Lubar, 74, has been a director of the Company since December 1997 and Chairman since October 2003. Mr. Lubar is also the Chairman and a principal of Lubar & Co. (private equity investments) located in Milwaukee, Wisconsin. Mr. Lubar is also a director of Weatherford International, Inc., Grant Prideco, Inc., Crosstex Energy LP and Crosstex Energy, Inc.

        Sheldon B. Lubar is the father of David J. Lubar.

Independent Directors

        Of the seven directors currently serving on the Board, the Board has determined that Messrs. Becker, Brady, Godderie, and Lacy are “independent directors” as defined under the Nasdaq National Market listing standards and that Messrs. Becker, Brady, Godderie, and Lacy also meet the additional independence standards for Audit Committee members.

Committees

        The Company’s Board has an Audit Committee, a Corporate Governance Committee, a Compensation and Nominating Committee and a Finance Committee. The Board has adopted, and may amend from time to time, a written charter for each of the Audit Committee, Corporate Governance Committee and Compensation and Nominating Committee. The Company makes available on its website at www.totallogisticsinc.com, free of charge, copies of each of these charters. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Information Statement.

        In accordance with its formal written charter adopted by the Board, the principal functions performed by the Audit Committee, which met eight times in 2004, are to meet with the Company’s independent public accountants before the annual audit to review procedures and the scope of the audit; to review the results of the audit; to review the financial control mechanisms used by the Company and the adequacy of the Company’s accounting and financial controls; to meet at least quarterly to review disclosures of the Company’s financial results prior to public release; and to recommend annually to the Board a firm of independent public accountants to serve as the Company’s auditors. The Audit Committee presently consists of John A. Becker (Chairman), William H. Lacy, Nicholas F. Brady and Cyriel Godderie, each of whom is independent as defined in Rule 4200(A)(15) of the listing standard of the National Association of Securities Dealers, Inc. The Board has determined that Mr. Becker qualifies as an “audit committee financial expert,” as defined by the SEC.

        The Corporate Governance Committee consists of David Lubar (Chairperson), Sheldon Lubar and Nicholas Brady. The principal functions of the Corporate Governance Committee, which did not meet in 2004, are to develop and recommend to the Board a set of corporate governance principles applicable to the Company, including matters of Board organization, membership and function, committee structure and membership and succession planning for the Chief Executive Officer; and to otherwise take a leadership role in shaping the corporate governance of the Company.

        The Compensation and Nominating Committee consists of William H. Lacy (Chairperson) and Messrs. Becker, Brady and Godderie. The principal functions performed by this Committee, which met three times in 2004, are to: administer the Company’s deferred and incentive compensation plans; annually evaluate salary grades and ranges; establish guidelines concerning average compensation increases; establish compensation of all officers, directors and subsidiary or division presidents; recommend persons to be selected by the Board as nominees for election as directors; and recommend persons to be elected to fill any vacancies on the Board.

        The Finance Committee consists of Messrs. Donovan (Chairperson), David Lubar and Sheldon Lubar. The principal function of the Finance Committee is to review prospective acquisition candidates, the structure, financing and terms of prospective acquisitions and the financing arrangements of the Company and its subsidiaries.

Nominations of Directors

        The Compensation and Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Compensation and Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company’s Bylaws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 45 days or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of shareholders.

        In identifying and evaluating nominees for director, the Compensation and Nominating Committee of the Board seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. In addition, the Compensation and Nominating Committee believes it is important that at least one director have the requisite experience and expertise to be designated as an “audit committee financial expert.” The Compensation and Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Compensation and Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. At a minimum, each director nominee must have displayed the highest personal and professional ethics, integrity and values and sound business judgment. In addition, the Compensation and Nominating Committee believes that the following specific qualities and skills are necessary for all directors to possess:

•	A director must be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.

•	A director must have expertise and experience relevant to the Company’s business, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience.

•	A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.

•	A director must have time available to devote to activities of the Board and to enhance his or her knowledge of the Company’s business.

•	A director must have demonstrated the ability to work well with others.

Communications with the Board of Directors

        Shareholders may communicate with the Board by writing to the Secretary of the Company at Total Logistics, Inc., c/o the Board of Directors (or, at the shareholder’s option, c/o a specific director), 700 N. Water Street, Suite 1200, Milwaukee, Wisconsin 53202. The Secretary will ensure that this communication (assuming it is properly marked “c/o the Board of Directors” or “c/o a specific director”) is delivered to the Board or the specified director, as the case may be.

Meetings and Attendance

        The Board held four meetings in 2004. Each director attended at least 75% of the meetings of the Board held in 2004 and meetings held by all committees of the Board on which such director served during the period that the director so served in 2004.

        Directors are expected to attend the Company’s annual meeting of shareholders each year. Six of the seven directors serving on the Board at the time of the Company’s 2004 annual meeting of shareholders attended that meeting.

Director Compensation

        Under the Incentive Plan, the Company has been authorized to grant, on the date of the annual meeting in each year, restricted stock to each non-employee director of the Company. The number of shares of restricted stock granted to each non-employee director under the Incentive Plan is equal to the quotient of $25,000 divided by the average closing price per share of Common Stock during the 20-trading-day period immediately prior to the date of the annual meeting of shareholders in each year.

        The Company reimburses directors for reasonable out-of-pocket expenses incurred in connection with their attending meetings of the Board and committees on which they serve.

Executive Officers of the Company

        The names of the Company’s current executive officers and their ages and certain other information about them as of December 31, 2004, is set forth below.

Name	Age	Position and Principal Occupation During the Last Five Years
William T. Donovan	53	President and Chief Executive Officer
Sheldon B. Lubar	74	Chairman
John Buono	41	Chief Financial Officer and Secretary

        See “Current Members of the Board of Directors” above for background information on William T. Donovan and Sheldon B. Lubar.

        John Buono has been the Chief Financial Officer of the Company since December 2003 and was appointed Secretary of the Company in August 2004. From April 2003 until December 2003 he served as the Chief Financial Officer of Geomarketing, Inc. Prior to that he was the Director – Accounting and Assistant Treasurer of Sybron International, Inc.

        The term of office of each executive officer is from one annual meeting of the directors until the next annual meeting of directors or until a successor for each is selected. There are no arrangements or understandings between any of the executive officers of the Company and any other person (not an officer or director of the Company acting as such) pursuant to which any of the executive officers were selected as an officer of the Company.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 31, 2004, by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the class of Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. The beneficial ownership set forth below is based on information provided to the Company by the beneficial owners.

Name and Address	Number of Shares Beneficially Owned(1)		Percent of Class
Sheldon B. Lubar	1,079,067	(2)	20.0%
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
David J. Lubar	1,055,843	(3)	19.2
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Susan Lubar Solvang	718,208	(4)	13.3
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Kristine Lubar MacDonald	641,353	(5)	11.9
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Joan P. Lubar	583,347	(6)	10.8
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Marianne S. Lubar	419,456	(7)	7.8
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Nicholas F. Brady	301,742		5.6
1133 Connecticut Ave. NW,
Suite 200
Washington, DC 20036
William T. Donovan	268,656	(8)	4.9
700 N. Water Street
Suite 1200
Milwaukee, WI 53202

Name and Address	Number of Shares Beneficially Owned(1)	Percent of Class

John Buono	20,000	0.4%
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
John A. Becker	17,542	0.3
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
William H. Lacy	15,442	0.3
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
Cyriel Godderie	3,727	0.1
700 N. Water Street
Suite 1200
Milwaukee, WI 53202
All directors and executive officers as a group (8 persons)	2,712,019	47.7

(1)	Includes restricted shares and shares subject to options as follows: Mr. S. Lubar, 3,442 shares; Mr. D. Lubar, 116,354 shares; Mr. Brady, 3,442 shares; Mr. Donovan, 120,000 shares; Mr. Buono 20,000 shares; Mr. Becker, 15,442 shares; Mr. Lacy, 15,442 shares; Mr. Godderie 3,727 shares; and all directors and executive officers as a group, 297,849 shares. The number and percent of the shares with respect to each beneficial owner are calculated to include shares underlying all stock options and all restricted shares held by such beneficial owner. All unvested stock options will vest and restricted shares will become unrestricted in accordance with terms of the Incentive Plan upon the acquisition of more than 25% of the Shares in the Offer. Upon the consummation of the Merger, each stock option will be cancelled and will solely represent the right to receive cash equal to the excess of the Merger Consideration over the exercise price of such stock option.
(2)	Shares reported by Sheldon B. Lubar include 182,000 shares held by various Lubar family minor childrens’ trusts over which Sheldon B. Lubar may be deemed to share voting power and investment power as a trustee. Of these shares, 50,000 shares are also included as beneficially owned by David J. Lubar. Shares reported by Sheldon B. Lubar also include 411,144 shares held directly by Sheldon Lubar’s wife and 8,237 shares held by the Lubar Family Foundation for which she may be deemed to have voting power and investment power as a director. The remaining 474,244 shares are held directly by Mr. Sheldon B. Lubar or his retirement plans.
(3)	Shares reported by David J. Lubar include 441,136 shares held by various Lubar family minor childrens’ trusts over which David J. Lubar may be deemed to share voting power and investment power as a trustee. Of these shares, 50,000 shares are also included as beneficially owned by Sheldon B. Lubar. Shares reported by David J. Lubar also include 85,695 shares held by various Lubar family minor childrens’ trusts for which she may be deemed to have voting power and investment power as a director. The remaining 412,658 shares are held directly by Mr. David J. Lubar.
(4)	Shares reported by Susan L. Solvang include 428,208 shares held by her directly, 97,000 shares held directly by her husband (Øyvind Solvang), 143,000 shares for which she may be deemed to share voting power and investment power as a trustee, and 50,000 shares for which her husband may be deemed to share voting power and investment power as a trustee.
(5)	Shares reported by Kristine L. MacDonald include 420,668 shares held by her directly and 220,685 shares for which she may be deemed to share voting power and investment power as a trustee.
(6)	Shares reported by Joan P. Lubar include 440,347 shares held by her directly and 143,000 shares for which she may be deemed to share voting power and investment power as a trustee.
(7)	Shares reported by Marianne S. Lubar include 411,144 shares held by her directly and 8,312 shares held by the Lubar Family Foundation for which she may be deemed to have voting power and investment power as a director.
(8)	Shares reported by William T. Donovan include 20,000 shares held by a partnership in which Mr. Donovan is a general partner. Mr. Donovan disclaims beneficial interest in 15,935 of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 2004, all its directors and executive officers complied with the Section 16(a) filing requirements, except that each of the Company’s non-employee directors did not timely file Form 4s that were due on April 22, 2004.

EXECUTIVE COMPENSATION

Summary Compensation Information

        The following table sets forth certain information concerning the compensation earned for each of the last three fiscal years by the Company’s Chief Executive Officer and each of the Company’s most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2004. The persons named in the table are sometimes referred to herein as the “named executive officers.”

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Stock Options(#)	All Other Compensation($)(2)
William T. Donovan
President and Chief	2004	$260,000	$156,000	--	--	$4,000
Executive Officer (3)
	2003	225,500	50,000	--	--	3,833
	2002	239,500	85,000	--	--	3,000
John Buono
Chief Financial	2004	$130,000	$45,500	--	10,000	$2,600
Officer (4)
	2003	4,500	--	--	10,000	--

(1)	Certain personal benefits provided by the Company and its subsidiaries to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer’s salary and bonus in each respective year.
(2)	The amount includes matching contributions made under the Company’s 401(k) and deferred compensation plans.
(3)	Mr. Donovan also served as Chief Financial Officer of the Company from December 1997 to December 2003.
(4)	Mr. Buono was appointed Chief Financial Officer of the Company in December 2003.

Stock Options

        The Company maintains the Incentive Plan pursuant to which options to purchase Common Stock may be granted to officers and other key employees of the Company and its subsidiaries. No options were exercised by the Company’s named executive officers in fiscal 2004. The following table presents certain information as to grants of stock options made during 2004 to the named executive officers.

Option Grants in 2004 Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (2)
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
John Buono	10,000	100.0%	$18.99	06/21/14	$119,427	$302,652

(1)	The option reflected in the table (which is a nonstatutory option for purposes of the Internal Revenue Code) was granted on June 21, 2004. As initially granted, the option would have vested and become exercisable in five equal installments, with 20% vesting on June 21, 2005, 2006, 2007, 2008 and 2009. On January 4, 2005, the Board of Directors approved the prior recommendation of the Compensation and Nominating Committee to fully vest all outstanding options held by Mr. Buono, to the extent not already exercisable, upon a Change in Control (as defined in the Incentive Plan).
(2)	This presentation is intended to disclose the potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

        The following table presents the value of unexercised options held by the named executive officers at December 31, 2004.

2004 Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)			Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name	Exercisable	Unexercisable		Exercisable	Unexercisable
William T. Donovan	120,000	--		$2,875,000	--
John Buono	2,000	18,000	(2)	$31,000	$219,100

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at December 31, 2004.
(2)	On January 4, 2005, the Board of Directors approved the prior recommendation of the Compensation and Nominating Committee to fully vest all outstanding options held by Mr. Buono, to the extent not already exercisable, upon a Change in Control (as defined in the Incentive Plan).

Agreements with Named Executive Officers

        The Company has entered into a Confidentiality and Non-Compete Agreement with John Buono. Under the Confidentiality and Non-Compete Agreement, Mr. Buono has agreed that in the event his employment with the Company is terminated (by the Company or by Mr. Buono) on or before December 31, 2005, then for the six-month period after termination of his employment (the “Non-Compete Period”), he will (a) hold in strict confidence and not use or communicate any confidential information regarding the Company and (b) not compete with the Company or solicit the Company’s employees or customers. As consideration for the foregoing, upon termination of his employment with the Company, Mr. Buono will receive from the Company a payment equal to $65,000, as well as continued coverage under the Company’s health, dental, vision and prescription drug plans for the Non-Compete Period. If the employment of Mr. Buono is not terminated prior to December 31, 2005, then Mr. Buono’s Confidentiality and Non-Compete Agreement will expire.

Report on Executive Compensation

        General. The Company’s approach to compensating its executive officers is different from that of many public corporations. The Chairman of the Compensation and Nominating Committee William Lacy makes his recommendations for salaries and bonuses for the executive officers, including the Chief Executive Officer, to the Committee and those recommendations are generally approved by the Committee. To date, the factors considered by the Chairman have been the financial performance of the Company or the operating unit for which the executive has responsibility and the achievement of non-financial goals in the business plan or developed during the fiscal year. Financial performance is measured by actual operating cash flow and net income compared to the amounts included in the business plan developed prior to the beginning of the fiscal year, but any developments affecting performance which may have occurred during the fiscal year are considered. The Chairman has not given any specific weight to any one factor.

        Stock Options. The Incentive Plan is designed, among other things, to encourage ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company’s management and its shareholders. The Incentive Plan is designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation and Nominating Committee has determined that stock option grants to the Company’s key executive officers is consistent with the Company’s best interest and the Company’s overall compensation program.

        In determining the number of stock options to be granted, the Compensation and Nominating Committee considers a variety of factors, including each key executive’s level of responsibility and relative contribution to the Company. Stock options are granted with an exercise price equal to the market value of a share of Common Stock on the date of grant. Stock options granted in January 2001 to key executives were fully vested at the time of grant. All other stock option grants to key executives vested over a period of five years.

        Section 162(m) Limitation. All 2004 compensation paid to executives was fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Compensation and Nominating Committee determined that a policy with respect to qualifying compensation paid to executive officers for deductibility was not necessary.

Total Logistics, Inc.

COMPENSATION AND NOMINATING COMMITTEE

William H. Lacy
Nicholas F. Brady
John A. Becker

Report of the Audit Committee

        The Audit Committee of the Board of Directors is composed of four independent directors, each of whom is independent as defined in the National Association of Securities Dealers’ listing standards. The Committee operates under a written charter.

        The Company’s management (“management”) is responsible for the Company’s internal controls and the financial reporting process, including the system of internal controls. The Company’s independent auditors are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements with generally accepted accounting principles. The Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Committee has discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

        In its meetings with representatives of the independent auditors, the Committee asks them to address and discuss their responses to several questions that the Committee believes are particularly relevant to its oversight. The questions include:

•	Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for the financial statements?

•	Based on the independent auditors’ experience, and their knowledge of the Company, do the Company’s financial statements fairly present to investors with clarity and completeness the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and the Securities and Exchange Commission disclosure requirements?

•	Based on the independent auditors’ experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

        The Committee believes that, by focusing its discussions with the independent auditors on these questions, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

        The Company’s independent auditors have provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent auditors their independence. The Committee considered whether the independent auditors provision of non-audit services is compatible with maintaining the independent auditors’ independence.

        The Committee discussed with the Company’s independent auditors the overall scope and plans for their respective audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluation of the Company’s internal controls and overall quality of the Company’s financial reporting.

        Based on the Committee’s reviews and discussions with management and the independent auditors referred to above, the Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Total Logistics, Inc.

AUDIT COMMITTEE

John A. Becker
Nicholas F. Brady
William H. Lacy
Cyriel Godderie

CERTAIN TRANSACTIONS

        The Company shares offices with Lubar & Co. Incorporated. The office building in which the Company is headquartered is owned by 700 North Water LLC, which is owned by Sheldon B. Lubar, David J. Lubar, the Lubar Family (90 percent), William T. Donovan (5 percent) and unrelated third parties (5 percent). Sheldon B. Lubar and David J. Lubar are officers and directors of Lubar & Co. Incorporated, and each own 20 percent of its common shares. The Company pays its pro rata share of the rent, utilities and other expenses of these premises (approximately $2,220 per month). A total of approximately $26,648 was paid in 2004. Certain officers and employees of the Company also provide services to Lubar & Co. Incorporated. An allocation of compensation for services is based on time spent on the respective entity and is periodically reviewed.

PERFORMANCE INFORMATION

        The following graph compares on a cumulative basis changes since December 31, 1999 in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Index and (c) the total return on the Russell 2000 Index. Due to the nature of the Company’s business, no published industry or line-of-business index exists and, the Company does not believe it can reasonably identify a peer group for comparison. The changes have been measured by dividing (i) the sum of (A) the amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price per share at the end of and the beginning of the measurement period, by (ii) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on December 31, 1999, in Common Stock, the Nasdaq Index and the Russell 2000 Index.